Exhibit 99.1

Ioneer Announces Departure of Chief Financial Officer

22 September 2025 – Ioneer Ltd (“Ioneer”) (ASX: INR, NASDAQ: IONR) today announced that Ian Bucknell, Chief Financial Officer (CFO) and Company Secretary, will be departing the Company to pursue other interests, effective mid-December. This comes after seven years of service with the company and marks a transition point for the company as his replacement will be U.S. based.

Ian will continue in his current roles through his contractual notice period, ensuring business continuity and a smooth transition of the CFO and Company Secretarial roles and responsibilities. This transition will allow Ian to assist with the completion of the results season, including the 20-F for U.S. reporting purposes, and preparation of the AGM.

As Ioneer looks forward to completing the strategic partnering process, final investment decision (FID) and construction of the Rhyolite Ridge Project in Nevada, the company intends to relocate the CFO role to the U.S. to ensure strong financial leadership and cost control for the project and finance team. The Company Secretarial role will remain in Australia.

Ioneer Managing Director Bernard Rowe said “We would like to thank Ian for his significant contribution to the company over these past seven years. His expertise, professionalism and unwavering commitment have been instrumental in positioning our business well for the future. We wish him every success in his next endeavour.”

This ASX release has been authorised by Ioneer Managing Director, Bernard Rowe.

--ENDS—

Investor Relations	Media Relations

Chad Yeftich Ioneer USA Corporation	Daniel Francis FGS Global (USA)

Investor Relations (USA) T: +1 775 993 8563 E: ir@ioneer.com	Media Relations (AUS) E: daniel.francis@fgsglobal.com

About Ioneer

Ioneer Ltd is an emerging lithium–boron producer and the 100% owner of the Rhyolite Ridge Lithium-Boron Project. Rhyolite Ridge is one of only a small number of lithium-boron ore deposits globally, and a linchpin project in Nevada’s burgeoning Lithium Loop.

Rhyolite Ridge closed a US$996 million loan with the U.S. Department of Energy Loan Programs Office under the Advanced Technology Vehicles Manufacturing program in January 2025. In October 2024, Ioneer received the final federal permit for the project from the Bureau of Land Management, concluding the formal federal permitting process which began in early 2020. Ioneer signed separate offtake agreements with Ford Motor Company and Prime Planet & Energy Solutions (joint venture between Toyota and Panasonic) in 2022 and Korea’s EcoPro Innovation in 2021.

To learn more about Ioneer, visit www.Ioneer.com/investors or join our online communities on X, Facebook, LinkedIn, Instagram and YouTube

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